UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 6, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property Announces the Commencement of Pre-sale of Nam Tai • Longxi

SHENZHEN, China – August 6, 2021 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE: NTP) today is pleased to announce that the Company (through its subsidiary) obtained the pre-sale permits for towers 1, 2 and 6 of Nam Tai • Longxi on July 30, 2021. The Company commenced the pre-sale of the first batch of approximately 260 residential units which are equivalent to 27,899 square meters on August 6, 2021 (the “Unit(s)”). The average per-square-meter sales price of the Units will be no more than RMB22,939 (or USD3,551) which is in accordance with the approval of the Bureau of Housing and Urban Rural Development of Dongguan.

Dr. Lai Ling Tam, Executive Chairman of the Company, commented, “The Company has been operating in a challenging environment with limited financial resources, delaying construction progress. The commencement of the pre-sale of Nam Tai • Longxi is one of the key steps in addressing the liquidity issues that are slowing progress. The Board and management team have been diligently executing against our corporate strategy, and will continue acting in the best interest of our shareholders.”

The Sales Center of Nam Tai • Longxi

Source: Nam Tai Property Inc.

RISKS RELATED TO THE PRE-SALE OF NAM TAI • LONGXI

The PRC government has been rolling out restrictive measures with the objectives to curb the rapid price increase in housing and speculation activities. In particular on the Dongguan housing market, the local government has also promulgated restrictive measures to curb rapid rise in housing price. For instance, on February 27, 2021, the Bureau of Housing and Urban Rural Development of Dongguan, Municipal Natural Resources Bureau and six other departments jointly issued a “Notice on the Further Regulating of the Real Estate Market Regulation” to curb speculation and excessive price increases. On April 29, 2021, the Bureau of Housing and Urban Rural Development of Dongguan, the Trade and Industry Department of Dongguan and the Immovable Property Registry of Dongguan have jointly issued a “Notice on Further Guiding the Selling Price of Commodity Housing” to restrict the pricing of the newly marketed commodity housing. Further, on July 9, 2021, the Bureau of Housing and Urban Rural Development of Dongguan has issued a “Notice on Declaring the Pricing of the New Commodity Housing Project” stipulating the rules to control the price of the new commodity housing and land tendering so as to curb speculation and excessive price increases. On August 2, 2021, the Bureau of Housing and Urban Rural Development of Dongguan, Municipal Natural Resources Bureau, Dongguan Administration for Market Regulation, and the Immovable Property Registry of Dongguan have jointly issued a “Notice on the Further Regulating of the Real Estate Market” to restrict the pricing of the newly marketed commodity housing and to curb market speculation. Even though the Company has obtained the pre-sale permits, there is no assurance that the pre-sale will be successful and we will receive payments regarding the pre-sale in a timely manner from the purchaser of Nam Tai • Longxi and/or their respective mortgagees, which may adversely affect our liquidity and financial condition.

FORWARD-LOOKING STATEMENT AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn